This filing is made pursuant to rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-52484

SUPPLEMENT TO POST-EFFECTIVE AMENDMENT NO. 2
DATED JULY 16, 2002

Date of Release	7/5/2002
Month	June 2002
Raised during month	$14,800,000
Total raised in Vestin Fund II	$231,300,000
Number of mortgage loans	66
Total amount of loans	$222,600,000
Average maturity	12 Months
Average loan interest rate	13.34%
Number of unit holders	3,258
Interest rate yield distributed	12.12%